Gerald G. Sax

Senior VP, Chief Financial Officer

Viasystems Group, Inc.

101 South Hanley Road

Suite 1800

St. Louis, Missouri 63105

December 12, 2013

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Viasystems Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 15, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed November 6, 2013

File No. 001-15755

Dear Mr. Gilmore:

We have received your letter dated December 9, 2013. On behalf of Viasystems Group, Inc. (the “Company”), we are responding to the Staff’s comments regarding our Form 10-Q for the fiscal quarter ended September 30, 2013. For your convenience, our response is prefaced by the comment in bold, italicized text.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 30

1. We note your response to prior comment 2 and your disclosure indicating that “the decrease in net cash from operating activities in the 2013 period as compared to the 2012 period is primarily due to changes in working capital as a result of increasing sales trend at the end of the third quarter of 2013, as compared with a declining sales trend at the end of the third quarter of 2012.” Please confirm that in future filings you will expand your disclosure to more thoroughly explain each significant change in working capital. In this regard, the above disclosure does not address the significant fluctuations in inventories, prepaid expenses and other, accounts payable and accrued and other liabilities.

Page 2.

Response:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will expand its disclosures to more thoroughly explain significant changes in individual working capital items.

*****

We acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our response to your comment. Should any questions arise in connection with this response letter, please contact me at 314-746-2222.

Sincerely,

/s/ Gerald G. Sax

Gerald G. Sax

Senior Vice President

Chief Financial Officer